PROSPECTUS



Antero Midstream Partners LP

37,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of 37,500,000 common units representing limited partner interests of Antero Midstream Partners LP. No public market currently exists for our common units.

Our common units have been approved for listing on the New York Stock Exchange under the symbol "AM," subject to official notice of issuance.

We anticipate that the initial public offering price will be between $19.00 and $21.00 per common unit.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 21 of this prospectus.

These risks include the following:

- Because all of our revenue currently is, and a substantial majority of our revenue over the long term is expected to be, derived from Antero Resources Corporation ("Antero"), any development that materially and adversely affects Antero's operations, financial condition or market reputation could have a material and adverse impact on us.

- We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

- On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our common units or subordinated units for the year ended December 31, 2013 or the twelve-month period ended June 30, 2014.

- Because of the natural decline in production from existing wells, our success depends, in part, on Antero's ability to replace declining production and our ability to secure new sources of natural gas from Antero or third parties. Any decrease in volumes of natural gas that Antero produces or any decrease in the number of wells that Antero completes could adversely affect our business and operating results.

- Antero, our general partner and their respective affiliates, including Antero Investment, which will own our general partner, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

- Our partnership agreement replaces our general partner's fiduciary duties to holders of our units with contractual standards governing its duties.

- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

- You will experience immediate dilution in tangible net book value of $12.71 per common unit.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation. If the IRS were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

	Per Common Unit	Total
Offering price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)[(1)]	$	$

(1) Excludes an aggregate structuring fee of 0.5% of the gross offering proceeds payable to Barclays Capital Inc. and Citigroup Global Markets Inc. Please read "Underwriting."

We have granted the underwriters the option to purchase 5,625,000 additional common units on the same terms and conditions set forth above if the underwriters sell more than 37,500,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about   , 2014.

Barclays   Citigroup   Wells Fargo Securities

Prospectus dated   , 2014

ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy.

- *Experienced and incentivized management team.* Antero's officers, who will also manage our business, have an average of over 30 years of industry experience and have successfully built, grown and sold two unconventional resource-focused upstream companies and one midstream company in the past 15 years. We believe Antero's experience and expertise from both an upstream and midstream perspective provides a distinct competitive advantage. Through our management's ownership interests in Antero Investment, which owns our incentive distribution rights, and their indirect ownership interests in Antero, which will own 36,271,215 of our common units and all of our subordinated units, our management team is highly incentivized to grow our distributions and the value of our business.

Our Relationship with Antero and Antero Investment

One of our principal strengths is our relationship with Antero. We believe Antero's interests are aligned with ours because Antero relies on our ability to develop infrastructure in tandem with its drilling and production activities. Upon completion of this offering, Antero will own 36,271,215 common units and 73,771,215 subordinated units in us. Antero's interests are further aligned with ours in that the value of its retained common and subordinated units should increase to the extent we are successful in growing our operations. However, as a result of many of the risks associated with Antero's business, we cannot ensure that we will ultimately realize any benefit from our relationship with Antero. Please read "Risk Factors—Risks Related to Our Business."

In addition to the alignment of Antero's interests with ours, Antero Investment, which includes members of our and Antero's management and the Sponsors, will own our general partner, which will own all of the incentive distribution rights. The value of the incentive distribution rights is driven by growth in our distributions. As a result, Antero Investment, including its management members, are additionally incentivized to facilitate our growth.

Although our relationship with Antero and Antero Investment provides us with a significant advantage in the midstream market, it also provides a source of potential conflicts. Antero Investment will own our general partner, which provides Antero Investment with control of our business and may allow Antero Investment to operate our business in a manner inconsistent with the interests of our unitholders. In addition, Antero Investment will have the right to receive an increasing percentage of our quarterly cash distributions in excess of specified target distribution levels.

Our Management

Our general partner has sole responsibility for conducting our business and for managing our operations and will be controlled by Antero Investment. Pursuant to the services agreement that we will enter into concurrently with the closing of this offering, our general partner and Antero will be entitled to reimbursement for all direct and indirect expenses that they incur on our behalf. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Principal Components of Our Cost Structure—General and Administrative Expenses" and "Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Services Agreement."

Neither our general partner nor its board of directors will be elected by our unitholders. Antero Investment is the sole member of our general partner and will have the right to appoint our general partner's entire board of directors. All of our officers and certain of our directors are also officers and directors of Antero.

Partnership Structure

In connection with the closing of this offering, Antero will contribute Midstream Operating to us. In connection with that contribution, we will convert from a limited liability company to a limited partnership, Antero Midstream Partners LP. The diagram below illustrates our organizational structure and ownership based on total units outstanding after giving effect to the offering and the related transactions and assumes that the underwriters' option to purchase additional common units is not exercised.

Common Units held by the public	25.4%
Common Units held by Antero	24.6%
Subordinated Units held by Antero	50.0%
General Partner Interest	*
Total	100%

* General partner interest is non-economic.



Sponsors and Management(1)
Antero Resources Employee Holdings LLC(2)
Antero Resources Investment LLC
Public Stockholders
100%
79.1%
20.9%
Antero Resources Midstream Management LLC
Incentive Distribution Rights
Antero Resources Corporation
NYSE: AR
36,271,215 Common Units
73,771,215 Subordinated Units
Public Unitholders
37,500,000 Common Units
Non-economic general partner interest
74.6% limited partner interest
25.4% limited partner interest
Antero Midstream Partners LP
NYSE: AM
Antero Midstream LLC

(1) Includes each of our Sponsors and certain members of our management team who have made investments in Antero Investment in exchange for investment units.

(2) Holds profits interests in Antero Investment on behalf of members of our management team and other employees. All of the membership interests in Antero Resources Employee Holdings LLC are held by employees of Antero. The compensation committee of Antero Investment has voting and control rights over the shares held by Antero Resources Employee Holdings LLC.

- We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

- Because of the natural decline in production from existing wells, our success depends, in part, on Antero's ability to replace declining production and our ability to secure new sources of natural gas from Antero or third parties. Any decrease in volumes of natural gas that Antero produces or any decrease in the number of wells that Antero completes could adversely affect our business and operating results.

- We will be required to make substantial capital expenditures to increase our asset base. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to make cash distributions may be diminished or our financial leverage could increase.

Risks Inherent in an Investment in Us

- Antero, our general partner and their respective affiliates, including Antero Investment, which will own our general partner, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

- Our partnership agreement replaces our general partner's fiduciary duties to holders of our units with contractual standards governing its duties.

- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

- You will experience immediate dilution in tangible net book value of $12.71 per common unit.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Tax Risks to Common Unitholders

- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation. If the IRS were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

Partnership Information

Our principal executive offices are located at 1615 Wynkoop Street, Denver, Colorado 80202, and our telephone number is (303) 357-7310. Our website is located at   . We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Common units offered to the public .. 37,500,000 common units.

43,125,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering .. 73,771,215 common units and 73,771,215 subordinated units, for a total of 147,542,430 limited partner units. If and to the extent the underwriters exercise their option to purchase additional common units, we intend to use the net proceeds resulting from any issuance of common units upon such exercise to acquire an equivalent number of common units from Antero, which common units would be cancelled. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds .... We intend to use the anticipated net proceeds of approximately $705.3 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and offering expenses, (i) to pay $1.0 million of financing costs in connection with our new revolving credit facility, (ii) to reimburse Antero for capital expenditures it incurred by repaying in full $454.3 million of indebtedness that we will assume from Antero in connection with the contribution of Midstream Operating to us by Antero and (iii) for general partnership purposes. If and to the extent the underwriters exercise their option to purchase additional common units, we intend to use the net proceeds resulting from any issuance of common units upon such exercise to acquire an equivalent number of common units from Antero, which common units would be cancelled, to reimburse Antero for capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Use of Proceeds."

Affiliates of certain of the underwriters are lenders under Midstream Operating's existing midstream credit facility and, accordingly, will receive a portion of the proceeds of this offering. Please read "Underwriting."

| Cash distributions . . . . | Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we expect to make a minimum quarterly distribution of $0.175 per common unit and subordinated unit ($0.70 per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period from the completion of this offering through December 31, 2014, based on the actual length of that period. |

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Our Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

- *first*, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.175 plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.175; and

- *third*, to the holders of common units and subordinated units pro rata until each has received a distribution of $0.20125.

If cash distributions to our unitholders exceed $0.20125 per common unit and subordinated unit in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights ("IDRs"), will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions	
Total Quarterly Distribution Target Amount	**Unitholders**	**General Partner (as holder of IDRs)**
above $0.20125 up to $0.21875 . . .	85.0%	15.0%
above $0.21875 up to $0.26250 . . .	75.0%	25.0%
above $0.26250	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." Please read "How We Make Distributions to Our Partners—Incentive Distribution Rights."

	We believe, based on our financial forecast and related assumptions included in "Our Cash Distribution Policy and Restrictions on Distributions," that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $0.175 on all of our common units and subordinated units for the twelve-month period ending September 30, 2015. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Subordinated units	Antero will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least $0.70 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2017 and there are no outstanding arrearages on our common units.
	Notwithstanding the foregoing, the subordination period will end on the first business day after we have earned and paid at least $1.05 (150.0% of the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the related distribution on the incentive distribution rights, for any four-quarter period ending on or after September 30, 2015 and there are no outstanding arrearages on our common units.
	When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.
Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Interests."

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Antero will own an aggregate of 74.6% of our outstanding units (or 70.8% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give Antero the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide Antero the ability to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates (including Antero) own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read "The Partnership Agreement—Limited Call Right."
Registration rights	In connection with the completion of this offering, we intend to enter into a registration rights agreement with Antero, pursuant to which we may be required to register the resale of common units, subordinated units or other partnership securities held by Antero. We may be required pursuant to the registration rights agreement and our partnership agreement to undertake a future public or private offering and use the net proceeds to redeem an equal number of common units from Antero. In addition, our partnership agreement grants certain registration rights to our general partner and its affiliates. Please read "Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Registration Rights Agreement" and "The Partnership Agreement—Registration Rights."

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.70 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.14 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.
Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."
Exchange listing	Our common units have been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "AM," subject to official notice of issuance.

The information above excludes 10,000,000 common units reserved for issuance under the Antero Midstream Partners LP Long-Term Incentive Plan (the "Midstream LTIP") that our general partner intends to adopt in connection with the completion of this offering.

Any material limitation on our ability to access capital as a result of such adverse changes at Antero could limit our ability to obtain future financing under favorable terms, or at all, or could result in increased financing costs in the future. Similarly, material adverse changes at Antero could negatively impact our unit price, limiting our ability to raise capital through equity issuances or debt financing, or could negatively affect our ability to engage in, expand or pursue our business activities, and could also prevent us from engaging in certain transactions that might otherwise be considered beneficial to us.

We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to make our minimum quarterly distribution of $0.175 per common unit and subordinated unit per quarter, or $0.70 per unit per year, we will require available cash of approximately $25.8 million per quarter, or approximately $103.3 million per year, based on the common units and subordinated units outstanding immediately after completion of this offering. We may not generate sufficient cash flow each quarter to support the payment of the minimum quarterly distribution or to increase our quarterly distributions in the future.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volume of natural gas we gather and compress;

- the volume of condensate we gather;

- the rates we charge third parties, if any, for our gathering and compression services;

- market prices of natural gas, NGLs and oil and their effect on Antero's drilling schedule as well as produced volumes;

- Antero's ability to fund its drilling program;

- adverse weather conditions;

- the level of our operating, maintenance and general and administrative costs;

- regulatory action affecting the supply of, or demand for, natural gas, the rates we can charge for our services, how we contract for services, our existing contract, our operating costs or our operating flexibility; and

- prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

- the level and timing of capital expenditures we make;

- our debt service requirements and other liabilities;

- our ability to borrow under our debt agreements to pay distributions;

- fluctuations in our working capital needs;

- restrictions on distributions contained in any of our debt agreements;

- the cost of acquisitions, if any;

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity, to incur debt to capture growth opportunities or for other purposes, or to make cash distributions at our intended levels.

If interest rates rise, the interest rates on our new revolving credit facility, future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to expand or for other purposes, or to make cash distributions at our intended levels.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates (including Antero), their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner from transferring all or a portion of their respective ownership interest in our general partner to a third party. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a "change of control" without the vote or consent of the unitholders.

You will experience immediate dilution in tangible net book value of $12.71 per common unit.

The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $7.29 per unit. Based on the assumed initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $12.71 per common unit after giving effect to the offering of common units and the application of the related net proceeds. Dilution results primarily because the assets being contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost and not their fair value. Please read "Dilution."

We may issue additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- each unitholder's proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may, among other adverse effects: (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

Future sales of common units in the public markets or otherwise, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, Antero will hold 36,271,215 common units and all 73,771,215 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier. Additionally, we have agreed to provide Antero with certain registration rights, pursuant to which we may be required to register the same of the common units they hold under the Securities Act and applicable state securities laws. Pursuant to the registration rights agreement and our partnership agreement, we may be required to undertake a future public or private offering of common units and use the net proceeds from such offering to redeem an equal number of common units held by Antero.

Prior to the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 10,000,000 common units issuable under the Midstream LTIP. Subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the expiration of lock-up agreements, common units registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

Future sales of common units in public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop. Please read "Units Eligible for Future Sale."

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including Antero) own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates (including Antero) will own an aggregate of 49.2% of our common and all of our subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our general partner and its affiliates will own 74.6% of our common units. For additional information about the limited call right, please read "The Partnership Agreement— Limited Call Right."

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we will initially own assets and conduct business in Pennsylvania, West Virginia and Ohio. You could be liable for any and all of our obligations as if you were a general partner if:

- a court or government agency determined that we were conducting business in a state but had not complied with that particular state's partnership statute; or

- your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read "The Partnership Agreement—Limited Liability."

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 37,500,000 publicly-traded common units (assuming no exercise of the underwriters' over-allotment option). In addition, Antero, an affiliate of our general partner, will own 36,271,215 common units and 73,771,215 subordinated units, representing an aggregate approximately 74.6%

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Antero will own 74.6% of the total interests in our capital and profits. Therefore, a transfer by Antero of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder's taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly-traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read "Material U.S. Federal Income Tax Consequences— Disposition of Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS

We intend to use the anticipated net proceeds of approximately $705.3 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fees and offering expenses, (i) to pay $1.0 million of financing costs in connection with our new revolving credit facility, (ii) to reimburse Antero for capital expenditures it incurred by repaying in full $454.3 million of indebtedness that we will assume from Antero in connection with the contribution of Midstream Operating to us by Antero and (iii) for general partnership purposes.

The following table illustrates our anticipated use of the proceeds of this offering:

Sources of Funds (in millions)		Uses of Funds (in millions)	
Gross proceeds from this offering	$750.00	Payment of financing costs in connection with our new revolving credit facility	$ 1.00
		Repayment of indebtedness assumed in connection with contribution to us of Midstream Operating	$454.25
		General partnership purposes	$250.00
		Estimated underwriting discounts, structuring fees and offering expenses	$ 44.75
Total	$750.00		$750.00

The indebtedness that we will assume will have been incurred under Midstream Operating's existing midstream credit facility. Our assumption and repayment of this indebtedness under the existing midstream credit facility has the effect of reimbursing Antero for capital expenditures it incurred in connection with our Predecessor. As of June 30, 2014, there was approximately $320.0 million of outstanding borrowings under the existing midstream credit facility, which matures on the earlier of May 12, 2016 or the consummation of a Qualified IPO (as defined in the credit facility agreement which would include this offering) and bears interest at a variable rate, which was approximately 1.94% as of June 30, 2014. Of the outstanding balance, $228.9 million was related to the gathering and compression assets. The borrowings to be repaid were incurred to fund the development of the Predecessor. In addition, we expect to enter into a new revolving credit facility in connection with the closing of this offering.

If and to the extent the underwriters exercise their option to purchase additional common units, we intend to use the net proceeds resulting from any issuance of common units upon such exercise to acquire an equivalent number of common units from Antero, which common units would be cancelled, to reimburse Antero for capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $35.4 million. In addition, we may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $55.3 million. Similarly, a decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $53.4 million. Any decrease in the net proceeds would change the amount of indebtedness assumed by us in connection with the contribution to us of Midstream Operating that we repay as reimbursement to Antero for capital expenditures it incurred. Any increase in the net proceeds will be used to reimburse Antero for certain capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us, which reimbursement would occur either through the assumption and repayment of additional indebtedness or through a distribution to Antero.

Affiliates of certain of the underwriters are lenders under Midstream Operating's existing midstream credit facility and, accordingly, will receive a portion of the proceeds of this offering. Please read "Underwriting."

CAPITALIZATION

The following table shows our capitalization as of June 30, 2014:

- on an actual basis for our Predecessor;

- on a pro forma basis to reflect the issuance and sale of our common units in this offering, the application of the net proceeds from this offering as described under "Use of Proceeds," and the other transactions that will occur in connection with the completion of this offering.

This table is derived from, and should be read together with, the audited historical financial statements of our Predecessor and the unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Summary—Partnership Structure," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2014	
	Predecessor	Antero Midstream Partners LP
	Actual	Pro Forma
	(in thousands)	
Cash and cash equivalents	$ —	$ 250,000
Long-term debt:		
Existing midstream credit facility[(1)]	$228,924	$ —
New revolving credit facility[(2)]	—	—
Total long-term debt	228,924	—
Total net equity-parent net investment/partners' capital:		
Total net equity—parent net investment	595,469	—
Common units—public	—	705,250
Common units—Antero	—	122,003
Subordinated units—Antero	—	248,140
General partner interest[(3)]	—	—
Total partners' capital	595,469	1,075,393
Total capitalization	$824,393	$1,075,393

[(1)] Midstream Operating entered into a midstream credit facility on February 28, 2014, which was amended on May 5, 2014. Borrowings under the midstream credit facility are limited to an aggregate of $500.0 million and aggregate lender commitments under the facility are $500.0 million. In connection with the completion of this offering, we will use a portion of the proceeds to reimburse Antero for capital expenditures it incurred by repaying all $454.3 million of the indebtedness that we will assume from Antero under the existing midstream credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements and Contractual Obligations."

[(2)] In connection with the completion of this offering, we expect to enter into a new revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements and Contractual Obligations."

[(3)] Our general partner owns a non-economic general partner interest in us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of June 30, 2014, after giving effect to the offering of common units, the contribution of Midstream Operating to us and the related transactions, our net tangible book value would have been approximately $1,075.4 million, or $7.29 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Predecessor net tangible book value per common unit before the offering[1]	$5.41	
Increase in net tangible book value per common unit attributable to purchasers in the offering	4.96	
Decrease in net tangible book value per common unit attributable to the repayment of debt assumed from Antero	(1.55)	
Decrease in net tangible book value per common unit attributable to the distribution to Antero	(1.53)	
Less: Pro forma net tangible book value per common unit after the offering[2]		7.29
Immediate dilution in net tangible book value per common unit to purchasers in the offering[3][4]		$12.71

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[1] Determined by dividing our predecessor's net tangible book value by the number of units (36,271,215 common units and 73,771,215 subordinated units) to be issued to Antero for its contribution of assets and liabilities to us.

[2] Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (73,771,215 common units and 73,771,215 subordinated units) to be outstanding after the offering.

[3] A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would not affect our aggregate or per unit pro forma net tangible book value, but it would increase or decrease, respectively, dilution per common unit to investors in this offering by approximately $1.00 per common unit. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us would not affect our aggregate pro forma net tangible book value, but would result in pro forma net tangible book value per common unit of $7.24 per common unit and dilution per common unit to investors in this offering of $12.76 per common unit. Similarly, a decrease of 1.0 million common units offered by us would not affect our aggregate pro forma net tangible book value, but would result in pro forma net tangible book value per common unit of $7.34 per common unit and dilution per common unit to investors in this offering of $12.66 per common unit. This information is illustrative only and will be adjusted based on the actual public offering price, the number of common units offered by us and other terms of this offering determined at pricing, including any impacts on the uses of proceeds. Please see "Use of Proceeds."

[4] Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Antero and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus. The following table excludes common units reserved for issuance under the Midstream LTIP.

	Units		Total Consideration	
	Number	Percent	Amount	Percent
Antero[1][2][3]	110,042,430	74.6%	$141,219,000[4]	15.8%
Purchasers in the offering	37,500,000	25.4%	750,000,000	84.2%
Total	147,542,430	100.0%	$891,219,000	100.0%

_____

[1] Upon the consummation of the transactions contemplated by this prospectus, Antero will own 36,271,215 common units and 73,771,215 subordinated units.

[2] The contributed assets will be recorded at historical cost. The pro forma book value of the consideration provided by Antero as of June 30, 2014, would have been approximately $595,469,000.

[3] Assumes the underwriters' option to purchase additional common units is not exercised.

[4] Reflects the distribution, on a pro forma basis, of $225.3 million of the net proceeds of this offering to Antero and the assumption and repayment, on a pro forma basis, of $228.9 million of indebtedness using a portion of the net proceeds of this offering, in each case as reimbursement to Antero for certain capital expenditures incurred with respect to our Predecessor.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our Predecessor's audited financial statements and the related notes to those financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 and the unaudited financial information of our Predecessor as of and for the six months ended June 30, 2013 and 2014. For additional information regarding our pro forma results of operations, you should refer to our pro forma financial statements and the related notes to those financial statements as of and for the year ended December 31, 2013.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.175 per unit ($0.70 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth.

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution. Because we believe we will generally finance any expansion capital expenditures from external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, we believe that our investors are best served by distributing all of our available cash. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to tax.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or any other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time.

The reasons for such uncertainties in our stated cash distribution policy include the following factors:

- Our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility, which is expected to contain financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions or if we are otherwise in default under our new revolving credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.175 per unit for each whole quarter, or $0.70 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $25.8 million per quarter, or $103.3 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy."

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

		Minimum Quarterly Distributions	
	Number of Units	One Quarter	Annualized
Common units held by the public[1]	37,500,000	$ 6,562,500	$ 26,250,000
Common units held by Antero[1]	36,271,215	6,347,463	25,389,851
Subordinated units held by Antero	73,771,215	12,909,963	51,639,851
Total	147,542,430	$25,819,926	$103,279,702

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[1] Assumes no exercise of the underwriters' option to purchase additional common units. Please read "Summary—The Offering—Use of Proceeds" for a description of the impact of an exercise of the option on the common unit ownership.

Because our general partner's interest in us entitles it to control us without a right to any percentage of our distributions, our general partner will not receive ongoing distributions in respect of its general partner interest. However, our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $1.05 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through December 31, 2014, based on the actual length of the period.

Subordinated Units

Antero will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such arrearage payments in the future except during the subordination period. To the extent we have cash available for distribution from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read "How We Make Distributions to Our Partners—Subordination Period."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.70 per unit for the twelve-month period ending September 30, 2015. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Cash Available for Distribution for the Twelve-Month Period Ended June 30, 2014," in which we present the amount of cash we would have had available for distribution on a pro forma basis for the twelve-month period ended June 30, 2014, derived from our unaudited pro forma financial data that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Cash Available for Distribution for the Twelve-Month Period Ending September 30, 2015," in which we demonstrate our ability to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve-month period ending September 30, 2015.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Twelve-Month Period Ended June 30, 2014

Overview

If we had completed this offering and the related transactions on January 1, 2013, our unaudited pro forma cash available for distribution for the year ended December 31, 2013 would have been a deficit of approximately $1.3 million. If we had completed this offering and the related transactions on July 1, 2013, our unaudited pro forma cash available for distribution for the twelve-month period ended June 30, 2014 would have been a deficit of approximately $0.7 million. These amounts would not have been sufficient to pay any distribution on our common units or subordinated units.

Our unaudited pro forma available cash for the twelve-month period ended June 30, 2014 includes $10.0 million of general and administrative expenses, including an incremental $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership, and excludes $19.7 million of stock compensation expense allocated to us by Antero. Incremental general and administrative expenses related to being a publicly traded partnership include: expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. These expenses are not reflected in the historical financial statements of our Predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus.

Unaudited Pro Forma Cash Available for Distribution

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering and related formation transactions been completed as of the date indicated. In addition, cash available for distribution is primarily a cash accounting concept, while the historical financial statements of our Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus have been prepared on an accrual basis. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distributions that we might have generated had we completed this offering on the date indicated. The pro forma amounts below are presented on a twelve-month basis, and we would not have had available cash sufficient to pay any distribution on our outstanding common units for each quarter within the twelve-month period presented. Our unaudited pro forma cash available for distribution should be read together with "Selected Historical and Pro Forma Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and

	Year Ended December 31, 2013 (In millions, except per unit data)	Twelve-Month Period Ended June 30, 2014 (In millions, except per unit data)
Pro Forma Cash Distributions:		
Distribution per unit (based on a minimum quarterly distribution rate of $0.175 per unit) .	$ 0.70	$ 0.70
Aggregate distributions to:		
Common units held by the public	$ 26.3	$ 26.3
Common units held by Antero	25.4	25.4
Subordinated units held by Antero	51.6	51.6
Total distributions to Antero	77.0	77.0
Total Distributions	$ 103.3	$ 103.3
Excess (Shortfall)	$(104.6)	$(104.0)
Percent of minimum quarterly distribution payable to common unitholders	—%	—%
Percent of minimum quarterly distribution payable to subordinated unitholders	—%	—%

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(1) Comprised of general and administrative expenses allocated to us by Antero.

(2) Interest expense includes assumed commitment fees on, and the amortization of assumed origination fees incurred in connection with, our new revolving credit facility.

(3) We define Adjusted EBITDA as net income (loss) before stock compensation expense, interest expense, income taxes and depreciation and amortization expense. Please read "Summary—Non-GAAP Financial Measure."

(4) Cash interest expense includes assumed commitment fees on our new revolving credit facility. Cash interest on borrowings to fund capital expenditures assumes that the borrowings were incurred ratably over the twelve-month period ended June 30, 2014.

(5) Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or revenue. Antero recently constructed a significant portion of the midstream assets that will be contributed to us, which is reflected in the amount of the expansion capital expenditures for the twelve-month period ended June 30, 2014.

(6) Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression throughput, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Comprised of $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership, such as costs associated with: annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation.

Estimated Cash Available for Distribution for the Twelve-Month Period Ending September 30, 2015

We forecast that our estimated cash available for distribution during the twelve-month period ending September 30, 2015 will be approximately $118.8 million. This amount represents an increase of $120.1 million and $119.5 million from the pro forma cash available for distribution for the year ended December 31, 2013 and the twelve-month period ended June 30, 2014, respectively. This amount would exceed by $15.5 million the amount needed to pay the minimum quarterly distribution of $0.175 per unit on all of our common and subordinated units for the twelve-month period ending September 30, 2015. As explained below, this substantial increase in cash available for distribution is driven by the substantial increase in demand for our gathering and compression services as Antero executes is drilling program.

We are providing the forecast of estimated cash available for distribution to supplement our historical financial statements and our unaudited pro forma financial statements included elsewhere in this prospectus in support of our belief that we will have sufficient cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units for the twelve-month period ending September 30, 2015. To the extent we have distributable cash flow in excess of our quarterly distributions in the twelve-month period ending September 30, 2015, we expect that our general partner will reserve such excess amount. However, during the twelve-month period ending September 30, 2015, we expect that our general partner will not reserve amounts that impair our ability to pay our minimum quarterly distribution. Please read "—Assumptions and Considerations" for further information as to the assumptions we have made for the forecast. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Critical Accounting Policies and Estimates" for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve-month period ending September 30, 2015. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common units. The assumptions and estimates underlying the forecast are substantially driven by Antero's anticipated drilling and completion schedule and, although we consider our assumptions as to Antero's ability to maintain that schedule reasonable as of the date of this prospectus, those estimates and Antero's ability to achieve anticipated drilling and production targets are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in "Risk Factors." Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

We have prepared the following forecast to present the estimated cash available for distribution to our common unitholders during the forecasted period. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information,

	Twelve-Month Period Ending September 30, 2015 (In millions, except per unit data)
Estimated Cash Distributions:	
Distribution per unit (based on a minimum quarterly distribution rate of $0.175 per unit)	$ 0.70
Aggregate distributions to[7]:	
Common units held by the public	$ 26.3
Common units held by Antero	25.4
Subordinated units held by Antero	51.6
Total distributions to Antero	77.0
Total Distributions	$103.3
Excess (Shortfall)	$ 15.5
Percent of minimum quarterly distribution payable to common unitholders . .	100%
Percent of minimum quarterly distribution payable to subordinated unitholders	100%

[1] Comprised of approximately $28.5 million of general and administrative expenses allocated to us by Antero, including $6.6 million of non-cash stock compensation expense, as well as $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership, such as costs associated with: annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. Stock compensation is allocated to us by Antero and is not dilutive to our common unitholders.

[2] Interest expense includes interest costs on funds used for expansion capital expenditures.

[3] We define Adjusted EBITDA as net income (loss) before stock compensation expense, interest expense, income taxes and depreciation and amortization expense. Please read "Summary— Non-GAAP Financial Measure."

[4] Cash interest expense includes interest costs on funds used for expansion capital expenditures (under our new revolving credit facility or otherwise).

[5] Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or revenue. In order to keep pace with Antero's expected production growth and drilling schedule, we will need to significantly expand our midstream system. Please read "—Assumptions and Considerations—Capital Expenditures."

[6] Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression throughput, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Please read "—Assumptions and Considerations—Capital Expenditures."

[7] Reflects the number of common and subordinated units that we anticipate will be outstanding immediately following the closing of this offering, and the aggregate distribution amounts payable on those units during the forecast period at our minimum quarterly distribution rate of $0.70 per unit on an annualized basis assuming that the underwriters' option to purchase additional common units has not been exercised.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

While our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.175 per unit, or $0.70 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through December 31, 2014.

The board of directors of our general partner may change our distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our distribution policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

As described in further detail below, we may make distributions out of either operating surplus or capital surplus. We do not anticipate that we will make any distributions from capital surplus. To the extent that we make distributions from capital surplus, they will be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those incentive rights.

In order to pay any distribution on our subordinated units, we must first make distributions from operating surplus in respect of all of our outstanding common units of at least the minimum quarterly distribution of $0.175 per unit (plus any arrearages resulting from the failure to pay the minimum quarterly distribution on all of our common units). Moreover, the subordination period will ordinarily not end until we have made distributions from operating surplus in excess of certain targets and generated sufficient adjusted operating surplus. Adjusted operating surplus is intended to serve as a proxy for the amount of operating surplus that was "earned" (rather than, for example, borrowed) during the relevant distribution period. Distributions from capital surplus will not count toward satisfying the tests to end the subordination period. Finally, holders of our incentive distribution rights will generally only participate in distributions from operating surplus above certain threshold distribution levels.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and,

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (described below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.175 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Antero will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2017, if each of the following has occurred:

- distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after closing of this offering through December 31, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2015, if each of the following has occurred:

- distributions from operating surplus equaled or exceeded $1.05 per unit (150% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units for a four-quarter period immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded $1.05 per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

For the period after the closing of this offering through December 31, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, which will then participate pro-rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to generally reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under "—Operating Surplus and Capital Surplus—Operating Surplus" above); less

- any net increase during that period in working capital borrowings; less

- any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; plus

- any net decrease during that period in working capital borrowings; plus

- any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; plus

- any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Any disbursements received, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period that the general partner determines to include in operating surplus for such period shall also be deemed to have been made, received or established, increased or reduced in such period for purposes of determining adjusted operating surplus for such period.

Distributions From Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter during the subordination period, our partnership agreement requires that we make the distribution in the following manner:

- *first*, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

- *second*, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

Distributions From Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

- *first*, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15%, 25% and 50%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

- we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, to all unitholders, pro rata, until each unitholder receives a total of $0.20125 per unit for that quarter (the "first target distribution");

- *second*, 85% to all common unitholders and subordinated unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.21875 per unit for that quarter (the "second target distribution");

- *third*, 75% to all common unitholders and subordinated unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.26250 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all common unitholders and subordinated unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading "Marginal Percentage Interest in Distributions" are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit." The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions	
		Unitholders	IDR Holders
Minimum Quarterly Distribution	$0.17500	100%	—%
First Target Distribution	above $0.17500 up to $0.20125	100%	—%
Second Target Distribution	above $0.20125 up to $0.21875	85%	15%
Third Target Distribution	above $0.21875 up to $0.26250	75%	25%
Thereafter	above $0.26250	50%	50%

General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on the formula described below that takes into account the "cash parity" value of the cash distributions related to the incentive distribution rights for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.

The number of common units to be issued in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels would equal the quotient determined by dividing (x) the amount of cash distributions received in respect of the incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

- *first*, to all common unitholders, pro rata, until each unitholder receives an amount per unit equal to 115% of the reset minimum quarterly distribution for that quarter;

- *second*, 85% to all common unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

- *third*, 75% to all common unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

- *thereafter*, 50% to all common unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.50.

	Quarterly Distribution Per Unit Prior to Reset	Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset
		Unitholders	IDR Holders	
Minimum Quarterly Distribution	up to $0.17500	100%	—%	up to $0.5000[1]
First Target Distribution	above $0.17500 up to $0.20125	100%	—%	above $0.5000 up to $0.5750[2]
Second Target Distribution . .	above $0.20125 up to $0.21875	85%	15%	above $0.5750 up to $0.6250[3]
Third Target Distribution . . .	above $0.21875 up to $0.26250	75%	25%	above $0.6250 up to $0.7500[4]
Thereafter	above $0.26250	50%	50%	above $0.7500

[1] This amount is equal to the hypothetical reset minimum quarterly distribution.

[2] This amount is 115% of the hypothetical reset minimum quarterly distribution.

[3] This amount is 125% of the hypothetical reset minimum quarterly distribution.

[4] This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 147,542,430 common units outstanding and the distribution to each common unit would be $0.50 for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of IDRs Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $0.17500	$25,819,925	$ —	$ 25,819,925
First Target Distribution . . .	above $0.17500 up to $0.20125	3,872,989	—	3,872,989
Second Target Distribution .	above $0.20125 up to $0.21875	2,581,993	455,646	3,037,639
Third Target Distribution . .	above $0.21875 up to $0.26250	6,454,981	2,151,660	8,606,641
Thereafter	above $0.26250	35,041,327	35,041,327	70,082,654
		$73,771,215	$37,648,633	$111,419,848

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be 222,839,696 common units outstanding and the distribution to each common unit would be $0.50. The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $37,648,633, by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.50.

	Quarterly Distributions per Unit	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of IDRs After Reset			Total Distributions
			Common Units[1]	IDRs	Total	
Minimum Quarterly Distribution	up to $0.5000	$73,771,215	$37,648,633	$—	$37,648,633	$111,419,848
First Target Distribution . . .	above $0.5000 up to $0.5750	—	—	—	—	—
Second Target Distribution . .	above $0.5750 up to $0.6250	—	—	—	—	—
Third Target Distribution . . .	above $0.6250 up to $0.7500	—	—	—	—	—
Thereafter	above $0.7500	—	—	—	—	—
		$73,771,215	$37,648,633	$—	$37,648,633	$111,419,848

---

[1]   Represents distributions in respect of the common units issued upon the reset.

The holders of our incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability of holders of our incentive distribution rights to exercise the reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

applicable. Management believes these allocation methodologies are reasonable. Following the closing of this offering, Antero will continue to charge us a combination of direct and allocated charges for administrative and operational services based on a similar methodology.

General and administrative expenses include an allocation of compensation expense associated with grants under Antero's long-term incentive plan and any compensation expense associated with grants under our own plan. In addition, we were allocated a portion of the $418 million non-cash stock compensation expense that Antero recognized in connection with its initial public offering through June 30, 2014. We will be allocated a portion of the $69 million that will be recognized over the remaining service period of certain incentive units.

We anticipate incurring approximately $2.5 million of incremental general and administrative expenses attributable to operating as a publicly traded partnership, such as costs associated with: annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. These incremental general and administrative expenses are not reflected in our Predecessor's historical or our pro forma financial statements.

Depreciation Expense

Depreciation expense consists of our estimate of the decrease in value of the assets capitalized in property and equipment as a result of using the assets throughout the applicable year. Depreciation is computed over the asset's estimated useful life using the straight-line basis. Gathering pipelines and compressor stations are depreciated over a 20 year useful life.

Interest Expense

Our Predecessor has financed a portion of our equipment and compressor stations through various capital lease agreements at fixed interest rates ranging from 2.5% to 6.6%. We expect to continue to incur interest expense from our capital lease arrangements as we continue to grow.

Midstream Operating entered into a midstream credit facility on February 28, 2014, which was amended on May 5, 2014. Borrowings under the midstream credit facility are limited to an aggregate of $500.0 million and as of June 30, 2014, there was approximately $320.0 million of borrowings outstanding, with a weighted average interest rate of 1.94%. Of the outstanding balance, $228.9 million is related to the gathering and compression assets.

In connection with the completion of this offering, we will assume $454.3 million of indebtedness in connection with the contribution of the Midstream Operating to us and use a portion of the proceeds of this offering to repay in full that indebtedness. In addition, in connection with the completion of this offering, we intend to enter into a new revolving credit facility and will incur interest on amounts borrowed thereunder. Please read "—Liquidity and Capital Resources—Debt Agreements and Contractual Obligations."

Income Tax

The Predecessor's financial statements do not include an allocation of income tax as we expect that we will be treated as a partnership for federal and state income tax purposes, with each partner being taxed separately on its share of the taxable income.

Adjusted EBITDA. Adjusted EBITDA decreased from $(0.8) million for the year ended December 31, 2011 to $(2.9) million for the year ended December 31, 2012, a decrease of $2.1 million. The decrease was primarily due to an increase in general and administrative expense.

Liquidity and Capital Resources

Sources and Uses of Cash

Historically, our sources of liquidity included cash generated from operations and funding from Antero. We historically participated in Antero's centralized cash management program for all periods presented, whereby excess cash from most of its subsidiaries was swept into a centralized account. Sales and purchases related to our Predecessor third-party transactions were received or paid in cash by Antero within the centralized cash management system. In the future, we will maintain our own bank accounts and sources of liquidity and will utilize Antero's cash management system and expertise.

Capital and liquidity will be provided by operating cash flow and borrowings under our new revolving credit facility, discussed below. We expect cash flow from operations to continue to contribute to our liquidity in the future. In connection with the completion of this offering, we will assume $454.3 million of borrowings in connection with the contribution to us and use a portion of the proceeds of this offering to repay them in full. However, other sources of liquidity will include borrowing capacity under the new $1.0 billion revolving credit facility we intend to enter into in connection with the closing of this offering and proceeds from the issuance of additional limited partner units. We expect the combination of these capital resources will be adequate to meet our short-term working capital requirements, long-term capital expenditures program and expected quarterly cash distributions.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the quarterly distribution of $0.175 per unit ($0.70 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect our future cash requirements relating to working capital, maintenance capital expenditures and quarterly cash distributions to our partners will be funded from cash flows internally generated from our operations. Our expansion capital expenditures will be funded by borrowings under our new revolving credit facility or from potential capital market transactions.

The following table and discussion presents a summary of our Predecessor's combined net cash provided by or used in operating activities, investing activities and financing activities for the periods indicated.

	Six months ended June 30,		Amount of Increase (Decrease)	Year ended December 31,		Amount of Increase (Decrease)	Year ended December 31,		Amount of Increase (Decrease)
	2013	2014		2012	2013		2011	2012	
	(unaudited)					(in thousands)			
Net cash provided by (used in):									
Operating activities	$ 213	$ 17,040	$ 16,827	$ (3,152)	$ 10,613	$ 13,765	$ (618)	$ (3,152)	$ (2,534)
Investing activities	$(163,954)	$(303,564)	$(139,610)	$(115,571)	$(404,049)	$(288,478)	$(15,795)	$(115,571)	$(99,776)
Financing activities	$ 163,741	$ 286,524	$ 122,783	$ 118,723	$ 393,436	$ 274,713	$ 16,413	$ 118,723	$102,310

Cash Flow Provided by (Used in) Operating Activities

Net cash provided by operating activities was $0.2 million for the six months ended June 30, 2013 and net cash provided by operating activities was $17.0 million for the six months ended June 30, 2014. The increase in cash flow from operations for the six months ended June 30, 2014 compared to the six months ended June 30, 2013 was primarily the result of increased throughput volumes and revenues, which includes the addition of new gathering and compression systems placed in-service in 2013 and early 2014.

expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or our operating income. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

- *Maintenance capital expenditures:* Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression throughput, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

As more completely discussed in "Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations," for the twelve-month period ending September 30, 2015, we estimate that our maintenance and expansion capital expenditures will total approximately $602.0 million.

Our future expansion capital expenditures may vary significantly from period to period based on the investment opportunities available to us. We expect our future cash requirements relating to working capital, maintenance capital expenditures and quarterly cash distributions to our partners will be funded from cash flows internally generated from our operations. Our growth or expansion capital expenditures will be funded by borrowings under our new revolving credit facility or from potential capital market transactions.

Debt Agreements and Contractual Obligations

Midstream Credit Facility

Midstream Operating entered into a midstream credit facility on February 28, 2014, which was amended on May 5, 2014. Borrowings under the midstream credit facility are limited to an aggregate of $500.0 million and as of June 30, 2014, there was approximately $320.0 million of borrowings outstanding. Of the outstanding balance, $228.9 million is related to the gathering and compression assets. Aggregate lender commitments under the facility are $500.0 million. In connection with the contribution of the Predecessor to us, we will repay all $454.3 million of the indebtedness that we will assume.

New Revolving Credit Facility

We expect to enter into a new revolving credit facility in connection with the closing of this offering.

Our new revolving credit facility will provide for lender commitments of $1.0 billion. The credit facility is expected to provide for a letter of credit sublimit of $150 million. The credit facility is expected to mature five years following closing of this offering.

Principal amounts borrowed will be payable on the maturity date with such borrowings bearing interest that will be payable quarterly. We will have a choice of borrowing in Eurodollars or at the base rate. Eurodollar loans will bear interest at a rate per annum equal to the LIBOR Rate administered by the ICE Benchmark Administration for one, two, three, six or twelve months plus an applicable margin ranging from 150 to 225 basis points, depending on the leverage ratio then in effect. Base rate loans will bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the rate for one month Eurodollar loans plus 100 basis points, plus an applicable margin ranging from 50 to 125 basis points, depending on the leverage ratio then in effect.

Our new revolving credit facility will be secured by mortgages on substantially all of our properties and guarantees from our subsidiaries. Interest will be payable at a variable rate based on LIBOR or ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy.

- *Experienced and incentivized management team.* Antero's officers, who will also manage our business, have an average of over 30 years of industry experience and have successfully built, grown and sold two unconventional resource-focused upstream companies and one midstream company in the past 15 years. We believe Antero's experience and expertise from both an upstream and midstream perspective provides a distinct competitive advantage. Through our management's ownership interests in Antero Investment, which owns our incentive distribution rights, and their indirect ownership interests in Antero, which will own 36,271,215 of our common units and all of our subordinated units, our management team is highly incentivized to grow our distributions and the value of our business.

Antero's Existing Third-Party Commitments

Excluded Acreage

Antero previously dedicated a portion of its acreage in the Marcellus Shale to certain third parties' gathering and compression services. We refer to this acreage dedication as the "excluded acreage." As of June 30, 2014, the excluded acreage consisted of approximately 131,000 of Antero's existing net leasehold acreage. At that same date, 1,852 of Antero's 5,011 identified potential horizontal well locations were located within the excluded acreage.

Other Commitments

In addition to the excluded acreage, Antero has entered into take-or-pay contracts with volume commitments for certain third parties' high-pressure gathering and compression services. Specifically, those volume commitments consist of up to an aggregate of 750 MMcf/d on three high-pressure gathering pipelines and 455 MMcf/d on five compressor stations. Similar to the excluded acreage, Antero's use of that infrastructure up to the maximum aggregate high-pressure gathering and compression volumes is not subject to the gathering and compression agreement.

Title to Properties

Our real property is classified into two categories: (1) parcels that we own in fee and (2) parcels in which our interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities, permitting the use of such land for our operations. Portions of the land on which our pipelines and major facilities are located are owned by us in fee title, and we believe that we have satisfactory title to these lands. The remainder of the land on which our pipelines and major facilities are located are held by us pursuant to surface leases between us, as lessee, and the fee owner of the lands, as lessors. We have leased or owned these lands without any material challenge known to us relating to the title to the land upon which the assets are located, and we believe that we have satisfactory leasehold estates or fee ownership of such lands. We have no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by us or to our title to any material lease, easement, right-of-way, permit or lease, and we believe that we have satisfactory title to all of its material leases, easements, rights-of-way, permits and licenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Antero Midstream Partners LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

- our general partner;

- beneficial owners of 5% or more of our common units;

- each director and named executive officer; and

- all of our directors and executive officers as a group.

Unless otherwise noted, the address for each beneficial owner listed below is 1615 Wynkoop Street, Denver, Colorado 80202.

Name of Beneficial Owner	Common Units Beneficially Owned[1]	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned[1]	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Antero Resources Corporation[2] . . .	36,271,215	49.2%	73,771,215	100%	74.6%
Antero Resources Midstream Management LLC[3]	—	—	—	—	—
Peter R. Kagan	—	—	—	—	—
W. Howard Keenan, Jr.	—	—	—	—	—
Christopher R. Manning	—	—	—	—	—
Paul M. Rady	—	—	—	—	—
Glen C. Warren, Jr.	—	—	—	—	—
Kevin J. Kilstrom	—	—	—	—	—
Alvyn A. Schopp	—	—	—	—	—
All directors and executive officers as a group (8 persons)	—	—	—	—	—

[1] Prior to our conversion from a limited liability company into a limited partnership (which will occur in connection with the completion of this offering), the ownership interests held by Antero are represented by limited liability company interests in Antero Resources Midstream LLC.

[2] Under Antero's amended and restated certificate of incorporation and bylaws, the voting and disposition of any of our common or subordinated units held by Antero will be controlled by the board of directors of Antero. The board of directors of Antero, which acts by majority approval, comprises Peter R. Kagan, W. Howard Keenan, Jr., Christopher R. Manning, Robert J. Clark, Richard W. Connor, Benjamin A. Hardesty, James R. Levy, Paul M. Rady and Glen C. Warren, Jr. Each of the members of Antero's board of directors disclaims beneficial ownership of any of our units held by Antero.

[3] Under our general partner's amended and restated limited liability company agreement, the voting and disposition of any of our common or subordinated units or the incentive distribution rights held by our general partner will be controlled by its sole member, Antero Resources Investment LLC ("Antero Investment"). The board of directors of Antero Investment, which acts by majority approval, comprises Peter R. Kagan, W. Howard Keenan, Jr., Christopher R. Manning, Paul M. Rady and Glen C. Warren, Jr. Each of the members of Antero Investment's board of directors disclaims beneficial ownership of any of our securities held by our general partner.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Antero will own 36,271,215 common units and 73,771,215 subordinated units representing an aggregate approximately 74.6% limited partner interest in us. Antero Investment will own and control (and appoint all the directors of) our general partner, which will own a non-economic general partner interest in us and the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the conversion, ongoing operation and any liquidation of us.

Conversion of Antero Resources Midstream LLC to Antero Midstream Partners LP

The aggregate consideration received by our general partner in connection with the conversion of its special membership interest pursuant to the limited liability company agreement of Antero Resources Midstream LLC . . .	• the non-economic general partner interest; and • the incentive distribution rights.
The aggregate consideration received by Antero in connection with the conversion of its common economic interest pursuant to the limited liability company agreement of Antero Resources Midstream LLC	• 36,271,215 common units; • 73,771,215 subordinated units; • our assumption of $454.3 million of indebtedness incurred in connection with the Predecessor prior to Midstream Operating being contributed to us; and • we will also undertake a public or private offering of common units in the future upon request by Antero and use the proceeds thereof (net of underwriting or placement agency discounts and commissions, as applicable) to redeem an equal number of common units from Antero as a distribution to reimburse Antero for certain capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us.

Option units or proceeds from option units	If and to the extent the underwriters exercise their option to purchase additional common units, we intend to use the net proceeds resulting from any issuance of common units upon such exercise to acquire an equivalent number of common units from Antero, which common units would be cancelled, to reimburse Antero for capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Use of Proceeds."

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.
	Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates (including Antero) would receive an annual distribution of approximately $77.0 million on their units.
Payments to our general partner and its affiliates	Antero shall provide customary management and general administrative services to us. Our general partner shall reimburse Antero at cost for its direct expenses incurred on behalf of us and a proportionate amount of its indirect expenses incurred on behalf of us, including, but not limited to, compensation expenses. Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf, including payments made to Antero for customary management and general administrative services. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability under Delaware law of any limited partner; and

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days' written notice to our unitholders.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own approximately 74.6% of our outstanding limited partner units, including all of our subordinated units.

In the event of the removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Antero will hold an aggregate of 36,271,215 common units and 73,771,215 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits common units acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months, would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least one year, would be entitled to sell those common units under Rule 144 without regard to the other provisions.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Interests."

Under our partnership agreement, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

In addition, we will enter into a registration rights agreement with Antero pursuant to which we may be required to register the sale of the (i) common units issued (or issuable) to Antero pursuant to the contribution agreement, (ii) subordinated units and (iii) common units issuable upon conversion of subordinated units pursuant to the terms of the partnership agreement (together, the "Registrable Securities") it holds. Under the registration rights agreement, Antero will have the right to request that

INTRODUCTION

Set forth below are the unaudited pro forma balance sheet of Antero Midstream Partners LP ("we," "us," "our" or the "Partnership") as of June 30, 2014 and the unaudited pro forma statements of operations of the Partnership for the year ended December 31, 2013 and the six months ended June 30, 2014. The pro forma financial data of the Partnership have been derived by adjusting the historical financial statements of Antero Resources Corporation's ("Antero") gathering systems and compressor stations, as our accounting predecessor (our "Predecessor"). At the time of the contribution to us in connection with the closing of this offering, that midstream business and the related assets will be owned by Antero Midstream LLC ("Midstream Operating"). We have recorded the contribution of Midstream Operating, at historical cost, as the contribution will be considered a reorganization of entities under common control.

The historical financial statements of our Predecessor are set forth elsewhere in this prospectus, and the pro forma financial data of the Partnership should be read in conjunction with, and are qualified in their entirety by reference to, such historical financial statements and the related notes contained herein. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions and are properly applied in the pro forma financial data.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place on June 30, 2014, in the case of the pro forma balance sheet. The pro forma statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 have been prepared as if the transactions to be effected at closing of the offering had taken place on January 1, 2013 and the parent net investments to fund capital expenditures had not been made. The pro forma financial data have been prepared on the assumption that we will be treated as a partnership for United States federal income tax purposes.

The unaudited pro forma financial data gives pro forma effect to the matters described in the notes hereto, including:

- the contribution to us of Midstream Operating;

- our conversion from a limited liability company to a limited partnership and the associated issuances of:

  - 36,271,215 common units to Antero;

  - 73,771,215 subordinated units to Antero; and

  - a non-economic general partner interest in us and our incentive distribution rights to Antero Resources Midstream Management LLC, our general partner;

- our entry into a new $1.0 billion revolving credit facility;

- the issuance and sale of 37,500,000 common units to the public in this offering at an assumed initial public offering price of $20.00 per unit; and

- the application of the $705.3 million in net proceeds from this offering as described in "Use of Proceeds."

For the purposes of the unaudited pro forma financial statements, we have assumed that the underwriters' option to purchase additional common units is not exercised. The unaudited pro forma

ANTERO MIDSTREAM PARTNERS LP

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

Six Months Ended June 30, 2014

	Predecessor Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except for unit counts and per unit amounts)			
Revenue—affiliate	$28,696	$ —		$ 28,696
Operating expenses:				
Direct operating	2,602	—		2,602
General and administrative (including $3,803 of stock compensation)	10,091	—		10,091
Depreciation	14,764	—		14,764
Total operating expenses	27,457	—		27,457
Operating income	1,239	—		1,239
Interest expense	1,200	7,745	(a)	8,945
Net income (loss)	$ 39	$(7,745)		$ (7,706)
Limited partner's interest in net income attributable Antero Midstream Partners LP				
Common units				$ (3,853)
Subordinated units				$ (3,853)
Net income per limited partner unit				
Common units				$ (0.05)
Subordinated units				$ (0.05)
Weighted average number of limited partner units outstanding (basic and diluted)				
Common units				73,771,215
Subordinated units				73,771,215

See notes accompanying the unaudited pro forma financial statements.

ANTERO MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Year Ended December 31, 2013

	Predecessor Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except for unit counts and per unit amounts)			
Revenue—affiliate	22,363	—		22,363
Operating expenses:				
Direct operating	2,079	—		2,079
General and administrative (including $24,349 of stock compensation)	23,124	—		23,124
Depreciation	11,346	—		11,346
Total operating expenses	36,549	—		36,549
Operating income	(14,186)	—		(14,186)
Interest expense	146	10,429		10,575
Net income (loss)	$(14,332)	$(10,429)	(a)	$ (24,761)
Limited partner's interest in net loss attributable Antero Midstream Partners LP				
Common units				$ (12,381)
Subordinated units				$ (12,381)
Net loss per limited partner unit				
Common units				$ (0.17)
Subordinated units				$ (0.17)
Weighted average number of limited partner units outstanding (basic and diluted)				
Common units				73,771,215
Subordinated units				73,771,215

See notes accompanying the unaudited pro forma financial statements.

ANTERO MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA BALANCE SHEET
As of June 30, 2014

	Predecessor Historical	Pro Forma Adjustments		Pro Forma
		(in thousands)		
Current assets:				
Cash and cash equivalents	$ —	$ 750,000	(b)	$ 250,000
		(44,750)	(c)	
		(225,326)	(e)	
		(1,000)	(f)	
		(228,924)	(g)	
Accounts receivable—affiliate	6,246	—		6,246
Prepaid	39	—		39
Total current assets	6,285	250,000		256,285
Property and equipment:				
Gathering and compressions systems	873,344	—		873,344
Less accumulated depreciation	(29,088)	—		(29,088)
Property and equipment, net	844,256	—		844,256
Deferred financing costs	—	1,000	(f)	1,000
Other assets	47,730	—		47,730
Total assets	$898,271	$ 251,000		$1,149,271
Current liabilities:				
Accounts payable	$ 14,596	$ —		$ 14,596
Accrued capital expenditures	52,679	—		52,679
Accrued liabilities	924	—		924
Capital leases—short-term	1,029	—		1,029
Total current liabilities	69,228	—		69,228
Long-term liabilities:				
Long-term debt	228,924	(228,924)	(g)	—
Capital leases—long-term	4,650	—		4,650
Total liabilities	302,802	(228,924)		73,878
Parent net investment	595,469	(225,326)	(e)	
Common units	—	750,000	(b)	827,253
		(44,750)	(c)	
		122,003	(d)	
		(370,143)	(d)	
Subordinated units	—	248,140	(d)	248,140
General partner units	—	—		—
Total equity/partners' capital	595,469	479,924		1,075,393
Total liabilities and owners' equity	$898,271	$ 251,000		$1,149,271

See notes accompanying the unaudited pro forma financial statements.

2. Pro forma Adjustments (Continued)

(d) Reflects the conversion of adjusted parent net investment of $370.1 million to common, subordinated and general partner interest in the Partnership in connection with our conversion from a limited liability company to a limited partnership and the associated issuances of:

- 36,271,215 common units to Antero;

- 73,771,215 subordinated units to Antero; and

- a non-economic general partner interest in us and our incentive distribution rights to Antero Resources Midstream Management LLC, our general partner.

Because the general partner interest is non-economic, the amount of the adjustment is split between the common units and subordinated units on a pro rata basis.

(e) Reflects a cash distribution to Antero of $225.3 million, which will be used to reimburse Antero for certain capital expenditures it incurred with respect to our Predecessor. Subsequent to June 30, 2014, Antero incurred in excess of $225.3 million of additional borrowings under the midstream credit facility to fund capital expenditures with respect to our Predecessor. Accordingly, in connection with the contribution of the Predecessor to us, we will assume from Antero $225.3 million of that additional indebtedness in lieu of making a cash distribution to Antero in that amount.

(f) Reflects the payment of financing costs from the offering proceeds, related to the new revolving credit facility. These costs are deferred and amortized over the term of the credit agreement.

(g) Reflects a portion of the offering proceeds used to repay the outstanding balance under the midstream credit facility of $228.9 million in order to reimburse Antero for certain capital expenditures it incurred with respect to our Predecessor.

3. Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated units expected to be outstanding at the closing of the offering.

Pro forma Partnership earnings per unit was calculated using common and subordinated units. The common and subordinated units represented an aggregate 100% limited partner interest in Antero Midstream Partners LP. All units were assumed to have been outstanding since January 1, 2013.

We compute earnings per unit using the two-class method. The two-class method requires that securities that meet the definition of a participating security be considered for inclusion in the computation of basic earnings per unit. Under the two-class method, earnings per unit is calculated as if all of the earnings for the period were distributed under the terms of the partnership agreement, regardless of whether the general partner has discretion over the amount of distributions to be made in any particular period, whether those earnings would actually be distributed during a particular period from an economic or practical perspective, or whether the general partner has other legal or contractual limitations on its ability to pay distributions that would prevent it from distributing all of the earnings for a particular period.

if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

"*Event of Withdrawal*" is defined in Section 11.1(a).

"*Excess Additional Book Basis*" is defined in the definition of Additional Book Basis Derivative Items.

"*Excess Distribution*" is defined in Section 6.1(d)(iii)(A).

"*Excess Distribution Unit*" is defined in Section 6.1(d)(iii)(A).

"*Expansion Capital Expenditures*" means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt and paid in respect of the Construction Period. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"*Final Subordinated Units*" is defined in Section 6.1(d)(x)(A).

"*First Liquidation Target Amount*" is defined in Section 6.1(c)(i)(D).

"*First Target Distribution*" means $0.20125 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Fully Diluted Weighted Average Basis*" means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Outstanding Units during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided*, *however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.6, such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided*, *further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

"*General Partner*" means Antero Resources Midstream Management LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner hereunder.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"*Liquidator*" means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

"*LTIP*" means benefit plans, programs and practices adopted by the General Partner pursuant to Section 7.5(c).

"*Maintenance Capital Expenditures*" means cash expenditures (including expenditures for construction or development of new, or the replacement, improvement or expansion of existing, capital assets owned by any Group Member) made to maintain the long-term operating capacity or operating income of the Partnership Group.

"*Merger Agreement*" is defined in Section 14.1.

"*Minimum Quarterly Distribution*" means $0.175 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*National Securities Exchange*" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

"*Net Agreed Value*" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"*Net Income*" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4 but shall not include any items specially allocated under Section 6.1(d); *provided*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"*Net Loss*" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other

Antero Resources Midstream LLC, as predecessor in interest to the Partnership, with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

"*Remaining Net Positive Adjustments*" means as of the end of any taxable period, (i) with respect to the Unitholders, the excess of (a) the Net Positive Adjustments of the Unitholders as of the end of such period over (b) the sum of those Unitholders' Share of Additional Book Basis Derivative Items for each prior taxable period and (ii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

"*Required Allocations*" means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

"*Reset MQD*" is defined in Section 5.10(a).

"*Reset Notice*" is defined in Section 5.10(b).

"*Revaluation Event*" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.4(d).

"*Second Liquidation Target Amount*" is defined in Section 6.1(c)(i)(E).

"*Second Target Distribution*" means $0.21875 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

"*Share of Additional Book Basis Derivative Items*" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the holders of Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the holders of the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

"*Special Approval*" means approval by a majority of the members of the Conflicts Committee or, if the Conflicts Committee has only one member, the sole member of the Conflicts Committee.

"*Subordinated Unit*" means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"*Subordination Period*" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2017 in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such Business Day equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages;

(b) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, with respect to the four-Quarter period immediately preceding such Business Day equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such Business Day equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages; and

(c) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.6 or otherwise.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Surviving Business Entity*" is defined in Section 14.2(b)(ii).

"*Target Distribution*" means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"*Third Target Distribution*" means $0.26250 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.